invensys®

Invensys plc
Portland House
Stag Place
London, SW1E 5BF
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

82-2142

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628
100F Street North East
Washington DC
20549
USA

29 July 2005

SUPPL

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning the Sale of Advanced Business Systems EMEA.

Yours faithfully,

Rachel Spencer
Deputy Secretary

Copy to: Mr. S. Ahmad
Mr. M. Downing

SC

dlw 8/18

Regulatory News

SEC NO 82 – 2142

RNS Number:5015P
Invensys PLC
29 July 2005

29 July 2005

Sale of Advanced Business Systems EMEA

Further to the announcement made on 8 June 2005, Invensys plc confirms that the sale of the majority of its Advanced Business Systems operations in Europe and the Middle East to Schneider Electric SA of France for a gross cash consideration of $150 million was completed today.

Contact:
Invensys plc
Steve Devany
tel: +44 (0) 20 7821 3758

Nina Delangle
tel: +44 (0) 20 7821 2121

Maitland
Emma Burdett / Fiona Piper
tel: +44 (0) 20 7379 5151